Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES
CONSOLIDATED ENERGY XXI GULF COAST, INC.

The following table sets forth our historical consolidated ratio of earnings to fixed charges for the periods shown:

	Year Ended June 30,
	2009		2008		2007
	(Unaudited)
RATIO OF EARNINGS (LOSS) TO FIXED CHARGES	(5.43	)x	1.45	x	1.70	x

For purposes of computing the ratio of earnings (loss) to fixed charges, earnings (loss) is defined as pre-tax income (loss) plus fixed charges. Fixed charges consist of interest expense and amortization of deferred financing fees.

	Year Ended June 30,
	2009	2008	2007
	(Dollars in Thousands) (Unaudited)
Earnings (Loss):
Pre-Tax Income (Loss)	$(604,213)	$46,233	$42,313
Fixed Charges	94,019	101,655	60,303
Total Earnings (Loss)	(510,194)	147,888	102,616

Fixed Charges:
Interest expense	88,774	97,469	53,258
Deferred financing fees	5,245	4,186	7,045
Total Fixed Charges	94,019	101,655	60,303

Ratio of Earnings (Loss) to Fixed Charges	(5.43)	1.45	1.70